News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	May 19, 2020

Seabridge to Drill New Gold-Copper Porphyry Target at Iskut

Three years of preliminary work point to likely source of Quartz Rise lithocap

Toronto, Canada... Seabridge Gold (TSX:SEA) (NYSE:SA) reports that it has decided to proceed with drilling this summer at its Iskut project in British Columbia's Golden Triangle to test for a gold-copper porphyry similar to those Seabridge discovered at its nearby KSM project. Rigorous procedures for the program have been established to minimize the risks associated with COVID-19. Drilling is expected to begin in June.

Three years of work at Quartz Rise including two small drill campaigns have isolated a promising source of the lithocap above the old, high-grade Johnny Mountain Mine. Further geophysical and geochemical surveys and detailed mapping have been completed and an initial drill program totaling up to 8,000 meters has been designed to test a large intrusive system that is likely responsible for the Quartz Rise Lithocap and elevated gold and copper concentrations within a geological environment astonishingly similar to KSM.

This year's drilling will evaluate about 750 meters of strike and 800 meters of vertical projection on coincident magnetic and IP anomalies that are positioned below and west of the well-developed lithocap. The plan is to drill across the IP anomaly and a distinct magnetic feature which encloses a diatreme encountered in previous drilling. The diatreme contained abundant fragments of vein material indicative of the potassic core to a gold-copper porphyry system. At KSM, testing this pattern of magnetic and resistivity anomalies led directly to the discovery of the Deep Kerr zone (cave-constrained Inferred Resource of 1.9 billion tonnes at 0.31g/T Au and 0.41% Cu).

In 2019, the geophysical footprint of this target was expanded to the south and southwest into an area where glacial erosion exposed the system vertically over at least 800 meters (see illustrative diagram), making the target amenable to drilling from surface. Mapping and sampling of this vertical exposure found extensive gold and copper anomalies within favorable thermally-altered wall rock. Several intrusions were identified which have been dated to about 187 million years, the same age as the KSM deposits.

Seabridge Chairman and CEO Rudi Fronk commented: "We acquired Iskut because we saw clear evidence of a large porphyry system which looked to be similar in age and geology to our KSM project 30 kilometers to the east. We are now working with the Tahltan Nation, B.C. Regulators, our suppliers, and consulting with competitors to advance our target this season in a manner that will ensure safe operations during the COVID-19 pandemic."

Previous drilling at the Quartz Rise Lithocap focused on testing for high-grade epithermal precious metal occurrences associated with the uppermost portion of a porphyry mineral system. Results determined that the Quartz Rise Lithocap had been extensively eroded, exposing the upper part of a porphyry system. A hydrothermal breccia (diatreme) discovered in 2018 was found to contain clasts of porphyry-style vein fragments which confirmed an underlying porphyry source for the lithocap. This source is now the primary target at Iskut.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge exploration campaigns. This protocol includes blank and reference standards. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM and Iskut Projects located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by Seabridge were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the intrusive system detected at the Iskut Project being responsible for the Quartz Rise Lithocap and elevated gold and copper concentrations found; and (ii) the geologic system being astonishingly similar to KSM.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge 's plans or expectations include the risk that the interpretations of the geologic formations at and the data from the Iskut Project do not conform to the geologic models that are the foundations for such forward-looking statements and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. A detailed cautionary statement outlining the forward looking statements in the mineral reserves and mineral resources reported by Seabridge, as well as assumptions and risks relating to them appears on its website. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net